Via Facsimile and U.S. Mail
Mail Stop 6010

October 6, 2006

Mr. Mark A. Oliver
President and Chief Executive Officer
Citizens, Inc.
400 East Anderson Lane
Austin, Texas   78752

Re: Citizens, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 16, 2006
       File No. 000-16509

Dear Mr. Oliver:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joe Roesler
Accounting Branch Chief